December 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Albany Molecular Research, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 000-25323

Dear Mr. Rosenberg:

This letter is submitted by Albany Molecular Research, Inc. (the “Company”) in connection with the comments of the staff accountants (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 15, 2012 (file no. 000-25323), as set forth in your letter dated December 14, 2012 to Michael M. Nolan, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”).

The Company hereby requests a deferral of the date for the Company’s response to the Comment Letter to January 14, 2013, because of travel, holiday vacation schedules and year-end workloads. Based on our telephone conversation, we hope that the Company’s request will be acceptable to the Staff. If there are questions or concerns about the Company’s request after your review of this letter, please do not hesitate to contact me by telephone at (518) 512-2211 or by facsimile at (518) 512-2075.

Very truly yours,

/s/ Michael M. Nolan

Michael M. Nolan

Vice President, Chief Financial Officer and Treasurer

cc:	Donald Abbott, Staff Accountant
Mark Brunhofer, Senior Staff Accountant